UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALERIS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	333-185443 (Commission File Number)	27-1539594 (IRS Employer Identification No.)
25825 Science Park Drive, Suite 400, Cleveland, Ohio 44122
(Address of Principal Executive Offices, including Zip Code)
Eric M. Rychel, Executive Vice President, Chief Financial Officer and Treasurer (216) 910-3400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1        Conflict Minerals Disclosure

Item 1.01        Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure
Section 13p-1 of the Securities Exchange Act of 1934, as amended, imposes disclosure requirements on certain companies, including us, who manufacture, or contract to manufacture, products for which conflict minerals (which include cassiterite, columbite-tantalite (coltan), gold, wolframite, including their derivatives, which are limited to tantalum, tin and tungsten), are necessary to the functionality or production of such products.
We have implemented processes and procedures designed to help us comply with our conflict minerals disclosure obligations. We believe our processes and procedures are reasonably designed to aid us in our determination whether potential conflict minerals used by us (if any) originated in the Democratic Republic of the Congo or certain adjoining countries which presently include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively, the “Covered Countries”). To this end:

•	we have a conflict minerals policy;

•	our internal controls and procedures address conflict minerals;

•	our procurement and sales efforts address conflict minerals;

•	we have designed and implemented an ongoing due diligence effort to gather information from our supply chain concerning the country of origin of potential conflict minerals in the supply chain; and

•	we educate our directors, officers and employees, as applicable, regarding our conflict minerals disclosure obligations, policy and procedures.
As part of our internal controls and procedures, on a quarterly basis, key members of our management team review the applicability of the conflict minerals disclosure obligations on a per-product basis. This review includes assessing whether: (a) we intentionally add a conflict mineral to any of our manufacturing processes; (b) we purchase (or contract to purchase) any alloy, hardener or other material containing a conflict mineral as a specified element in its chemical composition on the applicable industry guidelines or other specifications; and (c) any of our customers require a conflict mineral to be included in the product they order from us.
Based upon our review and assessment, with respect to the 2015 calendar year, we determined that, except as noted below, we do not source any of our slabs, hardeners or recycled and/or scrap materials from any of the Covered Countries and no aluminum alloy product manufactured by us intentionally includes any alloy containing a conflict mineral as a specified element.
During the 2015 calendar year, we determined that we manufactured products from aluminum alloy 6262A (or commonly known as AlEco 62Sn) in which tin was a specified element and, therefore, necessary to its functionality to customers of our former extrusions business which we sold during the first quarter of 2015. This tin-containing aluminum alloy was manufactured for select customers and represented a minuscule amount (less than 0.05%) of our total products manufactured in 2015. During 2015 we purchased an aggregate of 338 metric tons of tin-containing billets from one supplier to use in the manufacture of these products. In connection with the sale of our former extrusions business, effective as of September 21, 2015, we ceased manufacturing and/or selling these products.

We have completed our good faith reasonable country of origin inquiry for the 2015 calendar year with respect to our tin-containing aluminum alloy 6262A products. Based upon the results of this inquiry, we have no reason to believe the tin-containing billets used in the manufacture of these products may have originated from any Covered Country.
We conducted our reasonable country of origin inquiry by collaborating with our supplier to ascertain the necessary information. With respect to our supplier, we engaged in a multi-step process of gathering information to enable us to verify the origin or source of the tin-containing billets. Through these efforts, we received verbal and written representations from the supplier that the tin it procured during the period covered by this report on Form SD was not sourced from a Covered Country. We determined these representations were reasonably reliable, given the facts and circumstances surrounding the representations, by confirming their responses were consistent with our industry and technical knowledge. During 2015, our supplier provided written certifications upon our request. Additionally, we have the right to audit the books and records of the supplier related to the sourcing of the tin-containing billets provided to us.
We make available on or through our website (http://investor.aleris.com/corporate-governance) our Conflict Minerals Disclosure, as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission. The website referenced in this Specialized Disclosure Report on Form SD or the information contained therein is not incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Specialized Disclosure Report on Form SD may be “forward-looking statements” within the meaning of the federal securities laws. Statements about our beliefs and expectations and statements containing the words “may,” “could,” “would,” “should,” “will,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “look forward to,” “intend” and similar expressions intended to connote future events and circumstances constitute forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties and other factors, which could cause actual results to differ materially from those contained in or implied by any forward-looking statement, and include those discussed in our filings with the Securities and Exchange Commission under “Risk Factors” contained therein. Investors, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether in response to new information, futures events or otherwise, except as otherwise required by law.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALERIS CORPORATION

Date: May 31, 2016
/s/ Eric M. Rychel
By: Eric M. Rychel
Its: Executive Vice President, Chief Financial Officer and Treasurer